Exhibit 99.1

Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Announces Second Quarter 2005 Results

Toronto, Ontario (July 13, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today reported the results of operations for the second quarter of 2005. Comparative figures relate to the three- and six-month periods ending May 31, 2005, and to the three- and six-month periods ending May 31, 2004. All dollar amounts referenced herein are in Canadian dollars, unless otherwise stated.

Cash, cash equivalents, and marketable securities held to maturity totalled $85.6 million, at May 31, 2005, compared with $73.0 million at year-end. The increase is a result of the net proceeds received from the financing that was completed February 2, 2005, less cash used in operations during the first half of the year.

In line with guidance, our cash used in operations for the second quarter was $19 million, or approximately US$15.5 million, and for the first half of the year was $34.2 million, or approximately US$27.7 million.

The loss for the second quarter of 2005 was $25.1 million, or $0.31 per share, compared to a loss of $14.1 million, or $0.20 per share, in the second quarter of 2004. For the six months ended May 31, 2005, the loss was $45.0 million, or $0.57 per share, compared to a loss of $26.2 million, or $0.39 per share, for the comparable period in 2004. The increased loss over the comparable period in 2004 resulted mainly from higher costs associated with the expansion of our phase III clinical programs. The difference between cash used in operations and our accounting loss includes such non-cash items as option grant expense, amortization expense, and accrued expenses related to our phase III clinical trials.

Research and development expenditures totalled $20.7 million in the second quarter of 2005, compared to $12.5 million in the second quarter of 2004. For the six months ended May 31, 2005, these expenditures were $37.5 million, compared to $22.3 million for the comparable period in 2004. This increase in research and development spending results primarily from expanded clinical trial activity, including the increased number of clinical sites participating in our phase III ACCLAIM trial in chronic heart failure and the significantly higher level of patient enrollment into both our ACCLAIM trial and our phase III SIMPADICO trial in peripheral arterial disease, when compared to the same period in 2004.

General and administration expenditures totalled $6.0 million for the second quarter of 2005, compared to $3.9 million for the second quarter of 2004. For the six months ended May 31, 2005, these expenditures were $11.4 million, compared to $7.1 million for the comparable period in 2004. The majority of the increase in general and administration expenditures resulted from infrastructure and other support costs, which have increased to support our advancing clinical programs, and for corporate, marketing, regulatory, and business development activities associated with planning for the commercialization of our products.

Our functional currency is the Canadian dollar. The funds raised in the financings that we completed in 2005 and 2004 were primarily in U.S. dollars and we are holding U.S. dollars in anticipation of the significant U.S. dollar research and development expenses that we expect to incur in connection with executing our phase III clinical trials. Although fluctuations in the U.S./Canadian exchange rate can be significant from an accounting perspective, they do not affect our ability to pay U.S. dollar denominated research and development expenditures. Due to the strengthening of the U.S. dollar relative to the Canadian dollar during the three and six months ending May 31, 2005, our statement of operations includes a foreign exchange gain of $0.9 million and $2.0 million, respectively.

An expanded Management’s Discussion and Analysis for the quarter is accessible on Vasogen’s web site at www.vasogen.com.

Highlights

  We have commenced the process of preparing the 6-month primary endpoint data for analysis in our phase III SIMPADICO trial in peripheral arterial disease (PAD). The initiation of this process, which includes the collecting and cleaning of data from all sites in preparation for locking the database and completing data analysis, positions us to report the results of the study during the fourth quarter of this year. The double-blind, placebo-controlled SIMPADICO trial, which has enrolled over 550 patients at 50 centers in the United States and Canada, is designed to further assess the impact of our Celacade™ technology on PAD and to support regulatory approval in North America and commercialization in North America and Europe. The primary endpoint of this trial is the change in maximal treadmill walking distance after six months; an efficacy endpoint recognized by the FDA and other regulatory authorities for approving new treatments for symptomatic PAD. PAD leads to reduced mobility and a marked impairment in the ability to undertake the basic activities of daily independent living. Patients with PAD also have a six-fold increase in risk of death from cardiovascular disease and an estimated 30% of patients diagnosed with PAD will die within five years. It is estimated that in the United States alone, PAD affects over seven million people, with related healthcare costs exceeding $10 billion annually. In approximately 80,000 patients each year, the progression of PAD results in the need for amputation.

  We reached full enrollment in our double-blind, placebo-controlled, phase III ACCLAIM trial in chronic heart failure. The ACCLAIM trial, which has enrolled over 2,400 patients at 176 clinical sites in North America, Europe, and Israel, is designed to further assess the impact of our Celacade technology on the risk of death and cardiovascular hospitalizations in advanced chronic heart failure patients and to support regulatory approval in North America and commercialization in North America and Europe. ACCLAIM is an event-rate-driven study that will reach its primary endpoint when 701 patients have experienced a primary endpoint event, defined as either death or first cardiovascular hospitalization, and all patients have been treated for at least six months. Based on the current number of events and current event-rate trends, the ACCLAIM trial remains on schedule and is expected to reach its primary endpoint during the second half of 2005. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and in premature death. The average five-year survival rate for all patients with heart failure is approximately 50%. In North America and Europe, chronic heart failure affects over ten million people and is associated with more than 600,000 deaths each year. In the U.S. alone, the cost of medical care, primarily resulting from hospitalization, is estimated to exceed $19 billion annually.

  We successfully completed our phase I clinical trial of VP025, the lead drug candidate from our VP series of drugs. The double-blind, placebo-controlled, phase I dose-escalation trial of VP025 examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers. Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo and no drug-related serious adverse events were reported. VP025 is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases, such as Alzheimer’s disease.

  We announced that we have been granted a European patent covering the use of our Celacade technology for the treatment of chronic heart failure, and have completed the registration procedure to bring it fully into force in all the major countries of Europe.

As previously announced, a conference call will be conducted on July 13, 2005, at 4:30 p.m. Eastern Time. The conference call may be accessed by calling 416-695-6120 or 1-800-769-8320 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call may be accessed by calling 1-877-244-9113, pin code 5455, and will also be available at www.vasogen.com.

About Vasogen:

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. The pivotal phase III SIMPADICO trial, which is fully enrolled at 50 centers in North America, is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The pivotal phase III ACCLAIM trial, designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure, is fully enrolled at 176 clinical centers in North America, Europe, and Israel. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders, such as Alzheimer’s disease. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release and upcoming conference call contain forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Interim Consolidated Financial Statements to Follow

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

	May 31, 2005	November 30, 2004

	(Unaudited)

Assets

Current assets:
Cash and cash equivalents (note 2)	$85,584	$5,336
Marketable securities (note 3)	-	67,651
Clinical supplies	2,161	2,804
Tax credits recoverable	1,548	1,596
Prepaid expenses and deposits	1,160	1,850

	90,453	79,237
Property and equipment	1,118	967
Acquired technology	633	759

	$92,204	$80,963

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$8,739	$8,120
Accrued liabilities	17,073	7,168
Accrued loss on forward exchange contracts (note 8)	190	5,220

	26,002	20,508
Shareholders' equity (note 4):
Share capital:
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
81,431,151 common shares
(November 30, 2004 - 72,331,286)	294,809	245,465
Warrants	1,456	1,456
Options	6,577	1,199
Deficit	(236,640)	(187,665)

	66,202	60,455
Subsequent event (note 10)

	$92,204	$80,963

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)
(Unaudited)

	Three months ended May 31,		Six months ended May 31,		Period from December 1, 1987 to May 31,
	2005	2004	2005	2004	2005

Expenses:
Research and development	$20,665	$12,491	$37,481	$22,307	$160,206
General and administration	5,974	3,924	11,372	7,119	72,964
Foreign exchange loss (gain)	(924)	(2,009)	(2,816)	(2,637)	6,792

Loss before the undernoted	(25,715)	(14,406)	(46,037)	(26,789)	(239,962)

Investment income	644	337	1,068	625	8,838

Loss for the period	(25,071)	(14,069)	(44,969)	(26,164)	(231,124)

Deficit, beginning of period,
as originally reported	(211,569)	(125,210)	(187,665)	(113,115)	(1,510)
Change in accounting for
stock-based compensation (note 1)	–	–	(4,006)	–	(4,006)

Deficit, beginning of period, restated	(211,569)	(125,210)	(191,671)	(113,115)	(5,516)

Deficit, end of period	$(236,640)	$(139,279)	$(236,640)	$(139,279)	$(236,640)

Basic and diluted loss per share
(note 5)	$(0.31)	$(0.20)	$(0.57)	$(0.39)

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended May 31,		Six months ended May 31,		Period from December 1, 1987 to May 31,
	2005	2004	2005	2004	2005

Cash provided by (used in):

Operations:
Loss for the period	$(25,071)	$(14,069)	$(44,969)	$(26,164)	$(231,124)
Items not involving cash:
Amortization	151	104	289	209	4,575
Services provided for
common shares	-	-	-	-	2,449
Foreign exchange loss (gain)	(951)	(1,886)	(2,872)	(2,888)	6,712
Other	-	-	-	-	(35)
Stock-based compensation	932	105	1,467	202	2,353
Change in non-cash
operating working capital	5,818	654	11,905	(333)	20,915

	(19,121)	(15,092)	(34,180)	(28,974)	(194,155)

Financing:
Shares issued for cash	-	76,913	52,502	76,913	285,907
Share issue costs	(1)	(5,625)	(3,720)	(5,625)	(20,984)
Options and warrants exercised
for cash	55	196	467	661	24,450
Issue on convertible debt, net	-	-	-	-	622
Payable to related parties	-	-	-	-	(234)

	54	71,484	49,249	71,949	289,761

Investments:
Increase in acquired
technology	-	-	-	-	(1,283)
Increase in property and
equipment	(77)	(122)	(314)	(251)	(2,217)
Purchases of marketable
securities	-	(72,633)	-	(74,113)	(221,768)
Maturities of marketable
securities	20,444	15,241	62,621	27,649	212,568

	20,367	(57,514)	62,307	(46,715)	(12,700)

Foreign exchange gain (loss)
on cash held in foreign currency	2,826	(39)	2,872	9	2,678

Increase (decrease) in cash
and cash equivalents	4,126	(1,161)	80,248	(3,731)	85,584

Cash and cash equivalents,
beginning of period	81,458	1,906	5,336	4,476	-

Cash and cash equivalents,
end of period	$85,584	$745	$85,584	$745	$85,584

Non-cash financing activity:
Fair value of options exercised	$7	-	$95	-	$95

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. Accordingly, the Company is considered a development stage enterprise and the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to May 31, 2005. The operations of the Company are not subject to any seasonality or cyclicality factors. All amounts are expressed in Canadian dollars unless otherwise noted.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which, except as described in note 9, conform, in all material respects with accounting principles generally accepted in the United States (“United States GAAP”).

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not conform in all respects to the requirements for Canadian GAAP for annual financial statements. These interim consolidated financial statements and notes related thereto should be read in conjunction with the Company’s most recent annual consolidated financial statements, as at and for the year ended November 30, 2004.

The continuation of the Company’s research and development activities and the commercialization of its CelacadeTM medical device technology is dependent upon the Company’s ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from strategic partners. The Company’s current level of cash and short-term investments is sufficient to execute the Company’s current planned expenditures for the next 12 months.

1.	Significant accounting policies:

These unaudited interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements, except for the following:

Change in accounting policy:

Effective December 1, 2004, the Company adopted the amendment to Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments (“Section 3870”). Prior to December 1, 2004, the Company used the settlement method to account for amounts to employees, officers and directors. Under this

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

1.	Significant accounting policies (continued):

method, no compensation expense was recognized under the stock option plan when stock options were issued to these individuals. Adoption of Section 3870 will require the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since December 1, 2002. Fair value is determined using the Black-Scholes option pricing model. Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods. The impact of the Company’s adoption of this new accounting standard was a charge to opening deficit of $4,006,000 with corresponding increases of $55,000 to share capital for those stock options exercised prior to December 1, 2004 and $3,951,000 to options for those vested options not yet exercised at December 1, 2004.

2.	Cash and cash equivalents:

At May 31, 2005, $64,630,112 (November 30, 2004 - nil) of corporate bonds, commercial paper and medium-term notes included in cash and cash equivalents were held in U.S. dollar-denominated investments aggregating U.S. $51,489,892 (November 30, 2004 - nil).

At May 31, 2005, the carrying values of corporate bonds, commercial paper and medium-term notes approximated their quoted market values. Corporate bonds, commercial paper and medium-term notes held at May 31, 2005 have varying maturities from one to two months.

3.	Marketable securities:

Marketable securities are stated at amortized cost plus accrued interest. The fair value of marketable securities approximates the carrying amount. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

3.	Marketable securities (continued):

May 31, 2005	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity

Corporate bonds, commercial
paper and medium-term notes	$-	$-	$-	-

November 30, 2005	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity

Corporate bonds, commercial
paper and medium-term notes	$67,651	$-	$67,651	1.50% - 2.56%

At May 31, 2005, nil (November 30, 2004 - $18,355,283) of marketable securities were held in U.S. dollar-denominated investments aggregating nil (November 30, 2004 - U.S. $15,479,241). Marketable securities held at November 30, 2004 had varying maturities from one to five months.

4.	Shareholders’ equity:

(a) Common shares:

	Number of shares	Amount

Balance, November 30, 2004	72,331	$245,465
Issued for cash	9,005	52,502
Issued for options exercised	95	467
Fair value of options exercised prior
to December 1, 2004 (note 1)	-	55
Fair value of options exercised during
the six months ended May 31, 2005	-	40
Share issue costs	-	(3,720)

Balance, May 31, 2005	81,431	$294,809

On February 2, 2005, the Company issued 9,005,000 common shares for gross proceeds of $52.5 million (U.S. $42.3 million) (net proceeds of $48.8 million after costs of issuance of $3.7 million).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

4.	Shareholders’ equity (continued):

(b) Stock-based compensation:

As at May 31, 2005, there were 2,857,539 (November 30, 2004 - 660,121) options available for grant.

	Options	Weighted average exercise price

Outstanding, November 30, 2004	3,518	$6.01
Issued	835	5.08
Exercised	(95)	4.93
Cancelled	(194)	6.31

Outstanding, May 31, 2005	4,064	5.83

Exercisable, May 31, 2005	2,461	$6.03

The table above includes 121,261 options granted to non-employees during the six months ended May 31, 2005 for a fair value of $393,510.

The following table provides information on options outstanding and exercisable as of May 31, 2005:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable	Weighted average exercise price

$2.78 - $2.39	420	$2.86	2.3	196	$2.87
$3.40 - $5.65	2,225	4.85	5.3	1,197	4.64
$5.66 - $9.04	932	7.58	3.4	782	7.57
$9.05 - $11.30	487	9.55	2.7	286	9.79

	4,064	5.83	4.2	2,461	6.03

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

4.	Shareholders’ equity (continued):

The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:

	Six months ended May 31,
	2005	2004

Dividend yield	-	-
Weighted average risk-free interest rate	3.83%	4.49%
Volatility factor of the expected market
price of the Company's common shares	67.56%	82.00%
Weighted average expected
life of the options	4.8 years	4.4years

The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2005 was $3.25.

(c) Warrants:

As at May 31, 2005, the warrants which are outstanding and exercisable are as follows:

Outstanding, November 30, 2004	985
Issued	-
Exercised	-
Expired or cancelled	-

Outstanding, May 31, 2005	985

Exercisable, May 31, 2005	985

Of the warrants outstanding at May 31, 2005, 360,000 are exercisable at a price of U.S. $4.69 per share and expire on July 2, 2006, and 625,237 are exercisable at a price of Cdn. $12.73 per share and expire on November 6, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

4.	Shareholders’ equity (continued):

(d) Deferred share units:

Effective January 1, 2004, the Company established a plan to grant deferred share units (“DSUs”) to its non-management directors and reserved a maximum of 250,000 common shares for issuance under the plan. Under this plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company’s common shares on The Toronto Stock Exchange. Upon termination of Board service, the director will be able to redeem DSUs based upon the then market price of the Company’s common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

As of the date of the grant, the fair value of the DSU, being the fair market value of the Company’s common shares at that date, is recorded as a liability on the Company’s balance sheet. The value of the DSU liability is adjusted to reflect changes in the market value of the Company’s common shares at each period end.

The Company recorded $17,000 in compensation expense relating to 3,226 DSUs granted during the three months ended May 31, 2005 for services rendered during the period.

As at May 31, 2005, 30,778 (November 30, 2004 - 26,270) DSUs are issued and outstanding with a value of $173,282, based upon the market value of the Company’s common shares at May 31, 2005.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

5.	Loss per share:

Basic and diluted loss per share:

	Three months ended May 31,		Six months ended May 31,
	2005	2004	2005	2004

Weighted average number
of common shares
outstanding:
Basic	81,418	71,777	78,232	67,015

Loss per share:
Basic and diluted	$(0.31)	$(0.20)	$(0.57)	$(0.39)

6.	Related party transactions:

During the three months ended May 31, 2005, Quest Diagnostics, a company that owns 3.8% of the Company’s common shares, provided central laboratory testing and related services to the Company under the terms of a Clinical Trial Services agreement. The cost of these services, aggregating $547,803 (three months ended May 31, 2004 - $88,490; December 1, 1987 to May 31, 2005 - $1,465,227) was charged to research and development expense. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties. At May 31, 2005, the Company owed Quest Diagnostics $484,774 (November 30, 2004 - $92,270) for such fees, which is included in accounts payable and accrued liabilities.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

7.	Segment information:

The Company operates in one business segment, being the development of products targeting chronic inflammation. The property and equipment are primarily located in Canada and the acquired technology is located in Ireland.

8.	Fair value of financial instruments:

In May 2005, the Company entered into three forward exchange contracts to sell, in aggregate, U.S. $3,861,980 to acquire €3,000,000 in July, August and September 2005. The fair value of these instruments at May 31, 2005 is a liability of $189,510. The forward exchange contracts outstanding at November 30, 2004 matured in December 2004 and April 2005.

9.	Reconciliation with United States generally accepted accounting principles:

The interim consolidated financial statements of the Company as at May 31, 2005 and for the three months and six months ended May 31, 2005 and 2004 and the period from December 1, 1987 to May 31, 2005 have been prepared in accordance with Canadian GAAP for interim financial reporting, which differ from United States GAAP.

The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company’s interim consolidated financial statements as at May 31, 2005 and for the six months ended May 31, 2005 and 2004 and for the period from December 1, 1987 to May 31, 2005.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

9.	Reconciliation with United States generally accepted accounting principles (continued):

(a) Consolidated statements of operations and deficit:

	Period from Six months ended December 1,
	May 31,		1987 to
	2005	2004	May 31, 2005

Loss for the period per
Canadian GAAP	$(44,969)	$(26,164)	$(231,124)
Adjustments:
Technology cost ((b)(i))	-	-	(4,081)
Technology amortization ((b)(i))	127	127	3,449
Non-employee stock options ((b)(ii))	(51)	(68)	(3,368)
Performance-based options ((b)(iv))	32	(198)	(277)
Employee stock options ((b)(iv))	1,251	-	1,251
Warrants issued to acquire
technology ((b)(iii))	-	-	(61)

Loss for the period per
United States GAAP	$(43,610)	$(26,303)	$(234,211)

Weighted average number of
common shares under
United States GAAP	78,232	67,015

Basic and diluted loss per share under
United States GAAP	$(0.56)	$(0.39)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

9.	Reconciliation with United States generally accepted accounting principles (continued):

(b) Consolidated balance sheets:

	May 31, 2005		November 30, 2004

	Canada	United States	Canada	United States

Acquired technology (i)	$633	$-	$759	$-
Share capital warrants and
options (ii)(iii)(iv)	302,842	301,291	248,120	251,807
Deficit, end of period (i)(ii)(iii)(iv)	(236,640)	(235,721)	(187,665)	(192,111)
Deficit, accumulated during
development stage (i)(ii)(iii)(iv)	(235,130)	(234,211)	(186,155)	(190,601)

(i)	Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology had not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

(ii)	Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards 123 (“SFAS No. 123”), Accounting for Stock-based Compensation, requires the recognition of compensation costs for stock options and warrants, issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value. The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 3(b) to the interim financial statements and note 15(e) of the 2004 annual consolidated financial statements.

Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at fair value. The value of any options granted prior to December 1, 2002 are not required to be recorded or presented under Canadian GAAP.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

9.	Reconciliation with United States generally accepted accounting principles (continued):

As a result, the fair value of any options granted prior to December 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the value of these options is recorded in accordance with SFAS No. 123.

(iii)	In 1996, 100,000 warrants were issued as part of the acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

(iv)	As disclosed in note 1, under Canadian GAAP and effective December 1, 2004, the Company adopted the amendment to CICA Handbook Section 3870. Prior to December 1, 2004, the Company used the settlement method to account for amounts to employees, officers and directors. Under this method, no compensation expense was recognized under the stock option plan when stock options were issued to these individuals. Adoption of Section 3870 will require the Company to expense over the vesting period, the fair value of all employee stock-based awards granted or modified since December 1, 2002. Fair value is determined using the Black-Scholes option pricing model. Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

9.	Reconciliation with United States generally accepted accounting principles (continued):

Under United States GAAP, the Company has elected under SFAS No. 123, Accounting for Stock-based Compensation, to continue to apply the provisions of Accounting Principles Board Opinion 25 (“APB 25”) to its accounting for stock compensation to employees. Under APB 25, compensation expense is measured based on the intrinsic value method, as described in the United States GAAP Reconciliations. In most cases, the application of the intrinsic value method by the Company does not result in compensation expense under United States GAAP. However, the Company granted performance-based options to employees. In accordance with United States GAAP, these options are being accounted for using variable plan accounting. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period.

(c) Consolidated statements of cash flows:

Cash from operations under United States GAAP includes the adjustments to loss for the period outlined in (a). Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (b)(i).

(d) Income taxes:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense. There were no investment tax credits and other research and development credits recorded in the six-month period ended May 31, 2005. There have been no investment tax credits and other research and development credits deducted from property and equipment since December 1, 1987.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

9.	Reconciliation with United States generally accepted accounting principles (continued):

(e) Operating leases:

Rental expenses under operating leases for the six months ended May 31, 2005 were $461,000 (2004 - $196,000).

(f) Pro forma information:

While SFAS No. 123 does not require the recording of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and income per share information as if the Company had measured for employment options issued to employees under the fair value method and recognized that fair value over the vesting period. This information is as follows:

	Six months ended May 31,
	2005	2004

Loss for the period per United States GAAP	$(43,610)	$(26,303)
Compensation expense related to the
fair value of stock options	(1,363)	(1,219)

Pro forma loss for the period	$(44,973)	$(27,522)

Pro forma loss per share	$(0.57)	$(0.41)

The effects of applying SFAS No. 123 to calculate compensation cost may not be representative of the effects on pro forma net income in future periods.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

9.	Reconciliation with United States generally accepted accounting principles (continued):

(g) Consolidated statement of shareholders’ equity:

	Number of shares	Capital stock	Options	Warrants	Deficit	Total

Balance,
November 30, 2004	72,331	$245,526	$4,825	$1,456	$(192,111)	$59,696
Shares issued for cash	9,005	52,502	-	-	-	52,502
Share issue costs	-	(3,720)	-	-	-	(3,720)
Issued for options
exercised	95	467	-	-	-	467
Fair value of stock
options issued
to non-employees	-	-	216	-	-	216
Non-employee stock
options ((b)(ii))	-	-	51	-	-	51
Performance based
options ((b)(iv))	-	-	(32)	-	-	(32)
Loss for the period	-	-	-	-	(43,610)	(43,610)

Balance,
May 31, 2005	81,431	$294,775	$5,060	$1,456	$(235,721)	$65,570

(h) Recent accounting pronouncements:

(i)	Accounting for stock-based compensation:

In December 2004, the FASB revised SFAS No. 123 to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for a type of valuation model. The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

9.	Reconciliation with United States generally accepted accounting principles (continued):

In April 2005, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) to provide additional guidance regarding the application of FAS 123 (Revised 2004). SAB 107 permits registrants to choose an appropriate valuation technique or model to estimate the fair value of share options, assuming consistent application, and provides guidance for the development of assumptions used in the valuation process. Based upon SEC rules issued in April 2005, FAS 123 (Revised 2004) is effective for fiscal years that begin after June 15, 2005 and will be adopted by the Company in the first quarter of 2006. Additionally, SAB 107 discusses disclosures to be made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in registrants’ periodic reports. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

(ii)	Accounting for non-monetary transactions:

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, that amends APB Opinion 29, Accounting for Nonmonetary Transactions. The new standard requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or loss, if the transactions meet a commercial substance criterion and fair value is determinable. The amendment will be effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and six months ended May 31, 2005
(Unaudited)

9.	Reconciliation with United States generally accepted accounting principles (continued):

(iii)	Accounting for inventory costs:

In November 2004, the FASB issued SFAS No. 151, Inventory Costs (“SFAS No. 151”), an amendment to Accounting Research Bulletin No. 43, Chapter 4 (“ARB 43”). This statement amends the guidance in ARB 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43 previously stated that these expenses may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Prospective application of this statement is required beginning January 1, 2006. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

10.	Subsequent event:

Subsequent to May 31, 2005, the Company granted 120,308 common share purchase options and warrants to directors, officers, employees and consultants. The options and warrants have an exercise price of $5.82, generally vest over three years and generally expire five years from the grant date. The fair value of the options and warrants of $389,602 will be recorded as a charge to the statement of operations as the options and warrants vest. The fair value was determined using the Black-Scholes option pricing model using an expected volatility of 67.6%, dividend yield of nil, a risk-free interest rate of 3.33% and an expected life of 4.78 years.